                  As filed with the Commission on July 2, 1997



                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


                                   (Mark One)
                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                       For the period ended January 2, 1997

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from                 to               .
                                      ----------------   -------------

                          Commission File No: 1-11311



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Lear Corporation 401(k) Plan for Hourly Associates of the Duncan Plant



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                LEAR CORPORATION
                              21557 TELEGRAPH ROAD
                        SOUTHFIELD, MICHIGAN  48086-5008

                           SUMMARY TABLE OF CONTENTS


                                                                                                        Page
Lear Corporation 401(k) Plan for Hourly Associates of the Duncan Plant Audited Financial Statements       4

Signatures                                                                                               14

Exhibits


Consent of Arthur Andersen LLP

                              REQUIRED INFORMATION

The Lear Corporation 401(k) Plan for Hourly Associates of the Duncan Plant
(the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 1996 and for the period from December 31, 1996 to January 2, 1997, the date on which it was merged out of existence, which have been prepared in accordance with the financial reporting requirements of ERISA, as listed in the Summary Table of Contents. The consent of Arthur Andersen LLP attached hereto as an
Exhibit is a part hereof.

                                LEAR CORPORATION

                                  401(K) PLAN

                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


        FINANCIAL STATEMENTS AS OF JANUARY 2, 1997 AND DECEMBER 31, 1996


                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants




To the Plan Administrator of the
Lear Corporation 401(k) Plan
     for Hourly Associates of the Duncan Plant:

We have audited the accompanying statements of assets available for benefits of LEAR CORPORATION 401(K) PLAN FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT as of January 2, 1997 and December 31, 1996, and the related statements of changes in assets available for benefits for the period ended January 2, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of January 2, 1997 and December 31, 1996, and the changes in assets available for benefits for the period ended January 2, 1997 and the year ended December 31, 1996 in conformity with generally accepted accounting principles.



                                        /s/ Arthur Andersen LLP

Detroit, Michigan,
     June 30, 1997.

                                LEAR CORPORATION

                                  401(k) PLAN


                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




Statements of Assets Available for Benefits as of January 2, 1997 and December 31, 1996

Statements of Changes in Assets Available for Benefits for the Period Ended
     January 2, 1997 and the Year Ended December 31, 1996

Notes to Financial Statements

                                LEAR CORPORATION

                                  401(k) PLAN

                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


                  STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                  AS OF JANUARY 2, 1997 AND DECEMBER 31, 1996







                                                               Fund Information
------------------------------------------------------------------------------------------------------------------------------
                                                             Participant Directed
------------------------------------------------------------------------------------------------------------------------------
                                                                                   January 2, 1997
                                                      ------------------------------------------------------------------------
                                                                                Money     Investment    Common
                                                         Bond       Equity      Market     Contract     Stock
                                                         Fund        Fund        Fund     Trust Fund     Fund          Total
                                                      ----------  ----------  ----------  ----------  ----------    ----------
ASSETS:
  Cash                                                      $  -        $  -        $  -        $  -        $  -          $  -
  Investments-
    Common Stock Fund - 0 units and 509 units
      as of January 2, 1997 and December 31, 1996,
      respectively.                                            -           -           -           -           -             -
                                                            ----        ----        ----        ----        ----          ----
           Total investments                                   -           -           -           -           -             -
  Contributions receivable                                     -           -           -           -           -             -
                                                            ----        ----        ----        ----        ----          ----
ASSETS AVAILABLE FOR BENEFITS                               $  -        $  -        $  -        $  -        $  -          $  -
                                                            ====        ====        ====        ====        ====          ====



                                                               Fund Information
------------------------------------------------------------------------------------------------------------------------------
                                                             Participant Directed
------------------------------------------------------------------------------------------------------------------------------
                                                                                 December 31, 1996
                                                      ------------------------------------------------------------------------
                                                                               Money     Investment       Common
                                                         Bond      Equity      Market     Contract        Stock
                                                         Fund       Fund        Fund     Trust Fund        Fund       Total
                                                       --------  ----------  ----------  ----------    ----------  -----------
ASSETS:
  Cash                                                   $8,547     $22,288     $ 9,065     $ 5,686       $   320     $45,906
  Investments-
    Common Stock Fund - 0 units and 509 units
      as of January 2, 1997 and December 31, 1996,
      respectively.                                           -           -           -           -        17,370      17,370
                                                         ------     -------     -------     -------       -------     -------
           Total investments                                  -           -           -           -        17,370      17,370
  Contributions receivable                                   24         107       1,628       1,024           228       3,011
                                                         ------     -------     -------     -------       -------     -------
ASSETS AVAILABLE FOR BENEFITS                            $8,571     $22,395     $10,693     $ 6,710       $17,918     $66,287
                                                         ======     =======     =======     =======       =======     =======

        The accompanying notes are an integral part of these statements.

                                LEAR CORPORATION

                                  401(k) PLAN

                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


             STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

   FOR THE PERIOD ENDED JANUARY 2, 1997 AND THE YEAR ENDED DECEMBER 31, 1996







                                                                                Fund Information
                                                    ----------------------------------------------------------------------
                                                                              Participant Directed
                                                    ----------------------------------------------------------------------
                                                                                January 2, 1997
                                                    ----------------------------------------------------------------------
                                                                               Money    Investment    Common
                                                        Bond      Equity      Market     Contract     Stock
                                                        Fund       Fund        Fund     Trust Fund     Fund       Total
                                                    ----------  ----------  ----------  ----------  ----------  ----------
INVESTMENT INCOME:
  Interest and dividend income                         $    -     $     -     $     -      $    -     $     -     $     -
  Net unrealized appreciation in
    value of investments                                    -           -           -           -           -           -
  Realized gain (loss) on sale of investments               -           -           -           -           -           -
                                                       ------     -------     -------      ------     -------     -------
       Net investment income                                -           -           -           -           -           -

CONTRIBUTIONS:
  Employee contributions                                    -           -           -           -           -           -
  Employer contributions                                    -           -           -           -           -           -
                                                       ------     -------     -------      ------     -------     -------
       Total contributions                                  -           -           -           -           -           -

BENEFIT DISTRIBUTIONS                                       -           -           -           -           -           -

FORFEITURES                                                 -           -           -           -           -           -

TRANSFERS (Note 1)                                     (8,571)    (22,395)    (10,693)     (6,710)    (17,918)    (66,287)
                                                       ------     -------     -------      ------     -------     -------
       Net increase (decrease)                         (8,571)    (22,395)    (10,693)     (6,710)    (17,918)    (66,287)

ASSETS AVAILABLE FOR BENEFITS, beginning of period      8,571      22,395      10,693       6,710      17,918      66,287
                                                       ------     -------     -------      ------     -------     -------
ASSETS AVAILABLE FOR BENEFITS, end of period           $    -     $     -     $     -      $    -     $     -     $     -
                                                       ======     =======     =======      ======     =======     =======


                                                                                   Fund Information
                                                     ----------------------------------------------------------------------
                                                                                 Participant Directed
                                                     ----------------------------------------------------------------------
                                                                                   December 31, 1996
                                                     ----------------------------------------------------------------------
                                                                                 Money     Investment    Common
                                                         Bond       Equity      Market      Contract     Stock
                                                         Fund        Fund        Fund     Trust Fund      Fund       Total
                                                      ----------  ----------  ----------  ----------  ----------  ----------
INVESTMENT INCOME:
  Interest and dividend income                          $  418     $ 1,350     $   251      $  197     $    22     $ 2,238
  Net unrealized appreciation in
    value of investments                                     -           -           -           -         199         199
  Realized gain (loss) on sale of investments             (119)      1,495           -           -          26       1,402
                                                        ------     -------     -------      ------     -------     -------
       Net investment income                               299       2,845         251         197         247       3,839

CONTRIBUTIONS:
  Employee contributions                                 5,072      11,995       5,586       3,949      11,529      38,131
  Employer contributions                                 1,616       3,715       2,499       1,741       3,468      13,039
                                                        ------     -------     -------      ------     -------     -------
       Total contributions                               6,688      15,710       8,085       5,690      14,997      51,170

BENEFIT DISTRIBUTIONS                                      (41)       (199)       (365)       (154)       (873)     (1,632)

FORFEITURES                                                (24)       (352)        955        (290)       (289)          -

TRANSFERS (Note 1)                                           -           -           -           -           -           -
                                                        ------     -------     -------      ------     -------     -------
       Net increase                                      6,922      18,004       8,926       5,443      14,082      53,377

ASSETS AVAILABLE FOR BENEFITS, beginning of period       1,649       4,391       1,767       1,267       3,836      12,910
                                                        ------     -------     -------      ------     -------     -------
ASSETS AVAILABLE FOR BENEFITS, end of period            $8,571     $22,395     $10,693      $6,710     $17,918     $66,287
                                                        ======     =======     =======      ======     =======     =======



        The accompanying notes are an integral part of these statements.

                                LEAR CORPORATION

                                  401(k) PLAN

                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


                         NOTES TO FINANCIAL STATEMENTS






(1)  PLAN MERGER

      Effective January 1, 1997, the Lear Corporation 401(k) Plan for Hourly
           Associates at the Duncan Plant (the Plan) was merged into the Lear Corporation Hourly Retirement Savings plan (the Surviving Plan). Benefits to participants of the Plan are unaffected by the merger, as all benefits earned up to the effective date of the merger are carried over.

      The Plan assets were transferred to the Surviving Plan on January
           2, 1997. Thus, the Statement of Assets Available for Benefits as of this date reflects no assets or liabilities.

(2)  PLAN DESCRIPTION

      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      Eligibility

        All hourly employees of the Duncan Plant who have completed one year of service are eligible to participate in the Plan effective on the first day of the quarter following completion of the Plan's eligibility requirements.

      Contributions

        Contributions to the Plan are made as follows:

          Employee Contributions - Participants may elect to defer from 1% to 15% of their compensation each Plan year, subject to Plan limitations. The amount of compensation participants elect to defer through payroll deductions is contributed to the Plan by the Company on their behalf.

          Employer Contributions - The Company makes contributions on behalf of each eligible employee. The contribution formula is based on the number of hours worked by the individual. Effective January
           1, 1997 the Employer contribution will be made in Lear
           Corporation (the Sponsor) common stock.

                                LEAR CORPORATION

                                  401(k) PLAN

                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)






      Administration

        The Plan administrator is responsible for general administration of the Plan for the exclusive benefit of Plan participants and their beneficiaries, subject to the specific terms of the Plan agreement. Assets of the Plan and related investments are administered by the Plan's trustee. Effective January 1, 1997, the Plan changed its trustee from Delaware Charter Guarantee and Trust Company to Wachovia Bank of North Carolina (the Trustee). It is the Trustees' responsibility to invest Plan assets and to distribute benefits to participants.

      Investment Options

        The Plan agreement provides for five investment options:


             Bond Fund     - Fixed Income Securities Fund consisting of
                             investments in a diversified portfolio of long-term, investment grade bonds.

             Equity Fund   - Windsor II Fund consisting primarily of investments
                             in common stocks that, in the opinion of the Fund's investment advisor, are undervalued in the marketplace.

             Money Market
              Fund         - Money Market Fund consisting of investments in
                             short-term securities such as certificates of deposit, bankers' acceptances, commercial paper, and U.S. Government securities.

             Investment
              Contract     - Investment Contract Trust Fund consisting primarily
              Trust Fund     of investments in investment contracts issued by
                             high-quality insurance companies and banks, and in similar types of fixed income investments.


             Common Stock
              Fund         - Common Stock Fund consisting of investment in the
                             common stock of Lear Corporation purchased in the open market.

                                LEAR CORPORATION

                                  401(k) PLAN

                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)




        Each plan participant may elect, from the various options provided in the Plan agreement, the percentage allocation of both employer and employee contributions among the funds.

      Allocation of Earnings and Losses

        The earnings and losses on Plan investments are allocated on a pro rata basis to the elective accounts of the individual participants.

      Vesting of Benefits

        Participants are immediately 100% vested in their contributions and earnings thereon regardless of length of service. Participants become 100% vested in employer contributions and earnings thereon after three years of service or upon retirement, total and permanent disability or death.

      Plan Forfeitures

        Forfeitures of participants' nonvested portion of employer contributions, as determined in accordance with the Plan provisions, are available to reduce future employer contributions.

      Distribution of Benefits

        Distribution of benefits is made upon the occurrence of any one of the following:

                Normal retirement of the participant at age 65;

                Deferred retirement of the participant beyond age 65;

                In-service withdrawal of the participant after age 59 1/2;

                Total and permanent disability of the participant;

                Death of the participant; or

                Termination of employment.

                                LEAR CORPORATION

                                  401(k) PLAN

                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


        Benefits payable upon normal, deferred retirement or in-service withdrawal, total and permanent disability or death are made in either a lump sum or an annuity. Benefits due upon termination of employment are based on vested amounts in the participants' accounts and are made in either a lump sum or an annuity. A terminated participant will receive the distribution within one year after termination of employment.

      Priorities Upon Termination of the Plan

          In the event of complete discontinuance of employer contributions or if the Plan is totally or partially terminated, the accounts of the participants affected by such actions shall thereupon become 100% vested and nonforfeitable. The Company currently has no intention to terminate the Surviving Plan.

      Loans to Participants

          Loans to participants are not permitted under the Plan.

      Hardship Withdrawals

          No amounts may be withdrawn from a salary deferral account before a participant terminates employment with the Company or attains the age of fifty-nine and one-half, except by reason of financial hardship. All requests for hardship withdrawals require the consent of the Plan administrator.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting

          Accounting records are maintained by the Trustee on the accrual basis of accounting.

      Investments

          Investment transactions are recorded on the trade date basis.
             Investments owned are reflected in the Statements of Assets Available for Benefits at current value. Current value, which is equivalent to market value, is the unit valuation of the security at yearend. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in the value of investments are computed based on the difference between the market value of Plan assets at the beginning of the Plan year, or at the time of purchase if acquired during the year, and the market value of investments when sold or at Plan yearend.

                                LEAR CORPORATION

                                  401(k) PLAN

                   FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT


                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)






        All investments, except for Lear Common Stock, were liquidated at December 31, 1996 in preparation for the change in the custodian of the Plan effective on January 1, 1997 from Vanguard Group to Wachovia Bank of North Carolina.

      Expenses

        All direct costs and expenses incurred in connection with the Plan are paid by the Company.

(3)  TAX STATUS

        The Plan has not requested a tax determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized in the City of Southfield, Michigan on July 2, 1997.

     LEAR CORPORATION 401(K) PLAN FOR HOURLY ASSOCIATES OF THE DUNCAN PLANT
     By: Lear Corporation, as Plan Administrator


     By: /s/ Roger A. Jackson
        ------------------------
     Name: Roger A. Jackson
     Title: Senior Vice President - Human Resources